Filed Pursuant to Rule 424(b)(2)

Registration No. 333-106048
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 7, 2004

Alteon Inc.

11,200,000 Shares of Common Stock

        We are selling up to 11,200,000 shares of common stock on a “best efforts” basis with this prospectus supplement and the accompanying prospectus. We anticipate that 8,000,000 of the shares of common stock offered hereby (the “Initial Shares”) will be sold at an initial closing to occur on or about July 2, 2004, and up to 3,200,000 (the “Additional Shares”) will be sold, if at all, at an additional closing to occur on or before January 3, 2005. We have retained Rodman & Renshaw, LLC. to assist us in making this offering. See “Plan of Distribution” on page S-5 for more information regarding our arrangements with Rodman & Renshaw, LLC.

      The closing price of our common stock on June 23, 2004 was $1.11 per share. Our common stock is listed for trading on the American Stock Exchange under the symbol “ALT.”

      The following information assumes that we sell all shares of common stock offered hereby.

The Offering	Per Share		Total

Public Offering Price (Initial Shares)	$1.00		$8,000,000
Public Offering Price (Additional Shares)	1.50		4,800,000
Rodman & Renshaw’s Fee	.05	*	272,500
Rodman & Renshaw’s Fee	.025	**	1,250
Proceeds to Alteon Inc. (before expenses)	1.12		12,526,250

*	Payable only with respect to 5,450,000 shares

**	Payable only with respect to 50,000 shares

       This investment involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 28, 2004.

      You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in any of these documents. The information contained in these documents is accurate only as of the date of each document, as the case may be, regardless of the time of delivery of this prospectus supplement and accompanying prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may change after the date set forth in each document in which the information is presented.

ABOUT THIS PROSPECTUS SUPPLEMENT

      We provide information to you about this offering of shares of our common stock in two separate documents: (a) the accompanying prospectus, which provides general information, some of which may not apply to this offering or may have been superseded by subsequent events or filings with the Securities and Exchange Commission; and (b) this prospectus supplement, which describes the specific details regarding this offering. Generally, when we refer to this “prospectus,” we are referring to both documents combined. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the accompanying prospectus. You should read this entire prospectus supplement and the accompanying prospectus, as well as the information incorporated herein and therein by reference, before making an investment decision.

      If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. Statements in this prospectus supplement that are not statements or descriptions of historical facts are “forward-looking” statements under Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 and are subject to numerous risks and uncertainties. These forward-looking statements and other forward-looking statements made by us or our representatives are based on a number of assumptions. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” or other expressions, which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements as they involve risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors. See “Risk Factors” beginning on Page S-7.

      Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent events, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

      We intend to use the net proceeds from the sale of the common stock to fund our ongoing Phase 2 systolic hypertension and heart failure clinical development programs of alagebrium chloride (ALT-711), and for general corporate purposes.

DILUTION

      Our net tangible book value as of March 31, 2004 was $11,657,583 or $0.29 per share of common stock. Net tangible book value per share is determined by dividing our net tangible book value, which consists of tangible assets less total liabilities, by the number of shares of common stock outstanding at that date.

      Without taking into account any other changes in the net tangible book value after March 31, 2004, other than to give effect to our receipt of the estimated net proceeds from the sale of 8,000,000 shares of common stock (the “Initial Shares”) at an offering price of $1.00 per share, less estimated offering expenses, our net tangible book value as of March 31, 2004 would have been $19.3 million or $0.40 per share. This represents an immediate increase in the net tangible book value per share of $0.11 per share to existing stockholders and an immediate dilution of $0.60 per share to purchasers of the Initial Shares. The following table illustrates this per share dilution:

Offering Price Per Share		$1.00
Net Tangible Book Value Per Share as of March 31, 2004 Before the Sale of the Initial Shares	$0.29
Increase in Net Tangible Book Value Per Share After Giving Effect to the Sale of the Initial Shares	$0.11

Net Tangible Book Value Per Share as of March 31, 2004 After Giving Effect to the Sale of the Initial Shares		$0.40

Dilution Per Share to Purchasers of Initial Shares		$0.60

      Without taking into account any other changes in the net tangible book value after March 31, 2004, other than to give effect to our receipt of the estimated net proceeds from the sale of the Initial Shares, less estimated offering expenses, and the sale of 3,200,000 shares of common stock (the “Additional Shares”) at an offering price of $1.50 per share, less estimated offering expenses, our net tangible book value as of March 31, 2004 would have been $24.0 million or $0.47 per share. This represents an immediate increase in the net tangible book value per share of $0.07 per share to existing stockholders (including purchasers of the Initial Shares) and an immediate dilution of $1.03 per share to purchasers of the Additional Shares. The following table illustrates this per share dilution:

Offering Price Per Share		$1.50
Net Tangible Book Value Per Share as of March 31, 2004 After Giving Effect to the Sale of the Initial Shares But Before the Sale of the Additional Shares	$0.40
Increase in Net Tangible Book Value Per Share After Giving Effect to the Sale of the Additional Shares	$0.07

Net Tangible Book Value Per Share as of March 31, 2004 After Giving Effect to the Sale of the Initial Shares and the Additional Shares		$0.47

Dilution Per Share to Purchasers of the Additional Shares		$1.03

      The above tables are based on the number of outstanding shares of common stock as of March 31, 2004 and do not include the following:

•	6,296,156[1] shares of common stock issuable upon conversion of our outstanding Series G Preferred Stock as of March 31, 2004;

•	18,907,771[1] shares of common stock issuable upon conversion of our outstanding Series H Preferred Stock as of March 31, 2004;

       1 Each share of Series G Preferred Stock and Series H Preferred Stock is convertible, upon 70 days’ prior written notice, into the number of shares of common stock determined by dividing $10,000 by the average of the closing sales price of the common stock, as reported on the American Stock Exchange, for the 20 business days immediately preceding the date of conversion. The number of shares indicated as issuable upon conversion of the Series G and Series H were, for purposes of this table, based upon an average closing price of $1.904. Had the table been calculated as of June 25, 2004, the number of shares issuable upon the conversion of the Series G and Series H would have been 9,698,933 and 29,126,534, respectively, using an average closing price of $1.236 per share.

•	5,872,373 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2004 at a weighted average exercise price of $2.78 per share; and

•	953,890 and 92,284 and 60,000 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2004 at an exercise price of $1.75, $2.25 and $4.025 respectively.

PLAN OF DISTRIBUTION

      This prospectus supplement relates to an offering by us on a “best efforts” basis of 8,000,000 shares of our common stock at a purchase price of $1.00 per share and up to an additional 3,200,000 shares of our common stock at a purchase price of $1.50 per share to certain individual and institutional investors for aggregate gross proceeds of approximately $12,800,000. We have entered into stock purchase agreements dated as of June 25, 2004 with certain purchasers (the “Purchasers”) pursuant to which, subject to certain conditions, we have agreed to sell to the Purchasers, and the Purchasers have agreed to purchase from us, an aggregate of 8,000,000 shares of the shares of common stock offered hereby at $1.00 per share. We have also agreed to sell to the Purchasers an additional 3,200,000 shares of our common stock at a purchase price of $1.50 per share if the Purchasers so elect by December 31, 2004.

      In connection with this offering, we will pay a fee of $273,750 to Rodman & Renshaw, LLC. (“Rodman”) and will issue it a warrant to purchase 272,500 shares of our common stock at an exercise price of $1.30 in consideration of the introduction of investors to us. Because the offering is on a “best efforts” basis, we may not sell the entire amount of our common stock offered pursuant to this prospectus supplement.

      We negotiated the price to the public for the common stock offered in this offering with the Purchasers. The factors considered in determining the price to the public included the recent market price of our common stock, the general condition of the securities market at the time of this offering, the history of and the prospects for the industry in which we compete, our past and present operations, and our prospects for future revenues.

      Rodman may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and any fees or commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters, Rodman would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants by Rodman. Under these rules and regulations, Rodman:

•	may not engage in any stabilization activity in connection with our securities; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

      On June 15, 2004, we entered into a letter agreement with Rodman pursuant to which Rodman agreed to introduce us to one or more investors in connection with this offering. We have agreed that until June 30, 2004, we will not offer any of our securities to any investors other than those introduced to us by Rodman and certain other specified investors. Pursuant to the agreement, with respect to shares of common stock we sell on or before July 15, 2004, we will pay Rodman a cash fee equal to 5% of the cash proceeds we receive from investors introduced to us by Rodman and will issue to Rodman warrants to purchase a number of shares of our common stock equal to 5% of the shares purchased by such investors at a per share exercise price equal to 130% of the price paid by such investors for the common stock they purchase. In addition, we will pay Rodman a cash fee equal to 2.5% of the cash proceeds we receive from certain other investors. The warrants to be issued to Rodman will be restricted from sale, transfer, assignment or hypothecation for a period of six months from the date of this prospectus supplement except to officers or partners (not directors) of Rodman pursuant to Rule 2710(c)(7)(A) of the NASD Conduct Rules. We have also agreed to reimburse Rodman for out-of-pocket expenses up to $15,000. Under no circumstances, however, will the fee, commission or discount received by Rodman or any other NASD member or independent broker-dealer exceed 8% for the sale of any securities in this offering.

      We have also agreed to indemnify Rodman against certain liabilities under the Securities Act.

      We estimate that our expenses for the offering (exclusive of fees payable to Rodman) will be approximately $140,000. This amount includes approximately $45,000 for exchange registration fees, $47,500 in legal fees and expenses, $37,500 in financial consulting fees and $10,000 in miscellaneous expenses.

RISK FACTORS

      Investment in our common stock involves substantial risks, including those described below. You should purchase our common stock only if you can afford to lose your entire investment. You should carefully consider all of the information included in this prospectus to evaluate us and our business. You should make this evaluation before deciding whether to purchase our common stock. You should understand that additional risks which we cannot predict at this time may have negative impact on us in the future. You should also understand that the risks discussed below might affect us more than or in a different manner than we now predict.

If we do not obtain sufficient additional funding to meet our needs, we may have to curtail or discontinue the research, product development, pre-clinical testing and clinical trials of some or all of our product candidates.

      As of March 31, 2004, we had working capital of $11,250,000, including $13,115,000 of cash and cash equivalents. Our cash used in operations for the three months ended March 31, 2004 was $3,492,000. We believe that our lead compound, alagebrium chloride (formerly ALT-711), is the only A.G.E. Crosslink Breaker in advanced human testing. Several Phase 2 clinical trials have been completed: the DIAMOND trial in diastolic dysfunction in heart failure, the SAPPHIRE/SILVER trial in systolic hypertension and a trial in cardiovascular compliance. Based on evidence of alagebrium’s demonstrated efficacy and biological activity in these Phase 2 trials, as well as a strong and consistent safety profile, we are proceeding with Phase 2 development of alagebrium in two major cardiovascular indications, systolic hypertension and heart failure.

      We expect to utilize cash and cash equivalents to fund our operations, including the new Phase 2 trials. The remaining cost of these trials, exclusive of our internal cost, is currently estimated to be approximately $7.6 million for the systolic hypertension trial and $0.2 million for the first phase of the diastolic dysfunction trial. The cost includes executed, but cancelable, agreements with outside organizations. The first of these Phase 2 trials was initiated in March 2004, SPECTRA (Systolic Pressure Efficacy and Safety Trial of Alagebrium) and the second, PEDESTAL (Patients with Impaired Ejection Fraction and Diastolic Dysfunction: Efficacy and Safety Trial of ALagebrium), was initiated in April 2004. Following the sale of the Initial Shares, we expect to have sufficient funding to complete the 2004 fiscal year but will require additional funding to complete the trials which are expected to continue into 2005. As a result, throughout 2004 and 2005, we will monitor our liquidity position and the status of our clinical trials and will continue actively to pursue fund-raising possibilities through the sale of our equity securities. If we are unsuccessful in our efforts to raise additional funds through the sale of additional equity securities, we will be required to significantly reduce or curtail our research and product development activities, including the number of patients enrolled in our trials, and other operations if our level of cash and cash equivalents falls below pre-determined levels. We have the intent and ability to quickly and significantly reduce the cash burn rate, if necessary, as we have limited fixed commitments. We believe that such curtailment actions, if needed, will enable us to fund our operations beyond early 2005.

      The amount and timing of our future capital requirements will depend on numerous factors, including the progress of our research and development programs, the conduct of pre-clinical tests and clinical trials, the status and timelines of regulatory submissions, the costs associated with protecting patents and other proprietary rights, the development of marketing and sales capabilities and the availability of third-party funding.

      We will require, over the long-term, substantial new funding to pursue development and commercialization of alagebrium and our other product candidates and to continue our operations. We believe that satisfying these capital requirements over the long-term will require successful commercialization of our product candidates, particularly alagebrium. However, it is uncertain whether any products will be approved or will be commercially successful.

      Because of our short-term and long-term capital requirements, we will seek access to the public or private equity markets whenever conditions are favorable. This may have the effect of materially diluting the current holders of our outstanding stock. We may also seek additional funding through corporate collaborations and other financing vehicles, potentially including off-balance sheet financing through limited partnerships or corporations. There can be no assurance that such funding will be available at all or on terms acceptable to us. If adequate funds are not available, we may be required to curtail significantly one or more of our research or development programs. If we obtain funds through arrangements with collaborative partners or others, we may be required to relinquish rights to certain of our technologies or product candidates. If we are unable to obtain the necessary funding, we may need to cease operations.

If we do not successfully develop any products, we may not derive any revenues.

      We have not yet requested or received regulatory approval for any product from the FDA or any other regulatory body. All of our product candidates, including our lead candidate, alagebrium, are still in research or clinical development. We may not succeed in the development and marketing of any therapeutic or diagnostic product. We do not have any product other than alagebrium in active clinical development, and there can be no assurance that we will be able to bring any other compound into clinical development. To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market proprietary products. Such products will require significant additional investment, development and pre-clinical and clinical testing prior to potential regulatory approval and commercialization.

      The development of new pharmaceutical products is highly uncertain and subject to a number of significant risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may be found ineffective or cause harmful side effects during pre-clinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties. We may not be able to undertake additional clinical trials. In addition, our product development efforts may not be successfully completed, we may not obtain regulatory approvals, and our products, if introduced, may not be successfully marketed or achieve customer acceptance. We do not expect any of our products, including alagebrium, to be commercially available for a number of years, if at all.

Clinical trials required for our product candidates are time-consuming, and their outcome is uncertain.

      Before obtaining regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through pre-clinical studies and clinical trials that the product is safe and effective for use in each target indication. The length of time necessary to complete clinical trials varies significantly and may be difficult to predict. Factors which can cause delay or termination of our clinical trials include: (i) slower than expected patient enrollment due to the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the study, competition with clinical trials for other drug candidates or other factors; (ii) lower than expected retention rates of patients in a clinical trial; (iii) inadequately trained or insufficient personnel at the study site to assist in overseeing and monitoring clinical trials; (iv) delays in approvals from a study site’s review board; (v) longer treatment time required to demonstrate effectiveness or determine the appropriate product dose; (vi) lack of sufficient supplies of the product candidate; (vii) adverse medical events or side effects in treated patients; (viii) lack of effectiveness of the product candidate being tested, and (ix) regulatory changes.

      Even if we obtain positive results from pre-clinical or clinical trials for a particular product, we may not achieve the same success in future trials of that product. In addition, some or all of the clinical trials we undertake may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals, which could prevent the creation of marketable products. Our product development costs will increase if we have delays in testing or approvals, if we need to perform more or larger clinical trials than planned or if our trials are not successful. Delays in our clinical trials may harm our financial results and the commercial prospects for our products.

If we are unable to derive revenues from product sales, we may never be profitable.

      All of our revenues to date have been generated from collaborative research agreements and interest income. We have not received any revenues from product sales. We may not realize product revenues on a timely basis, if at all.

      At March 31, 2004, we had an accumulated deficit of $192,350,000. We anticipate that we will incur substantial, potentially greater, losses in the future. Our products under development may not be successfully developed and our products, if successfully developed, may not generate revenues sufficient to enable us to earn a profit. We expect to incur substantial additional operating expenses over the next several years as our research development and clinical trial activities continue. We do not expect to generate revenues from the sale of products, if any, for a number of years. Our ability to achieve profitability depends, in part, on our ability to enter into agreements for product development, obtain regulatory approval for our products and develop the capacity, or enter into agreements, for the manufacture, marketing and sale of any products. We may not obtain required regulatory approvals, or successfully develop, manufacture, commercialize and market product candidates, and we may never achieve product revenues or profitability.

Prior stock option repricing may have an adverse effect on our future financial performance.

      Based on the performance of our stock and in order to bolster employee retention, we repriced certain employee stock options on February 2, 1999. As a result of this repricing, options to purchase 1.06 million shares of stock were repriced and certain vesting periods related to these options were modified or extended. This repricing may have a material adverse impact on future financial performance based on the Financial Accounting Standards Board (“FASB”) Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions Involving Stock Compensation, An Interpretation of APB Opinion No. 25.” This interpretation requires us to record compensation expense or benefit, which is adjusted every quarter, for increases or decreases in the fair value of the repriced options based on changes in our stock price from the value at July 1, 2000, until the repriced options are exercised, forfeited or expire. The options expire at various dates through January 2008.

If we are unable to form the collaborative relationships that our business strategy requires, then our programs will suffer and we may not be able to develop products.

      Our strategy for developing and deriving revenues from our products depends, in large part, upon entering into arrangements with research collaborators, corporate partners and others. We are seeking to establish these relationships to provide the funding necessary for continuation of our product development, but if such efforts are not be successful, our programs may suffer and we may be unable to develop products.

If we are able to form our collaborative relationships, but are unable to maintain them, our product development may be delayed and disputes over rights to technology may result.

      We may form collaborative relationships that will, in some cases, make us dependent upon outside partners to conduct pre-clinical testing and clinical trials and to provide adequate funding for our development programs. Such corporate partners, if any, may have all or a significant portion of the development and regulatory approval responsibilities. Failure of the corporate partners to develop marketable products or to gain the appropriate regulatory approvals on a timely basis, if at all, would have a material adverse effect on our business, financial condition and results of operations.

      In most cases, we will not be able to control the amount and timing of resources that our corporate partners devote to our programs or potential products. If any of our corporate partners breached or terminated its agreement with us or otherwise failed to conduct its collaborative activities in a timely manner, the pre-clinical or clinical development or commercialization of product candidates or research programs could be delayed, and we would be required to devote additional resources to product development and commercialization or terminate certain development programs.

      Disputes may arise in the future with respect to the ownership of rights to any technology we develop with third parties. These and other possible disagreements between us and collaborators could lead to delays in the collaborative research, development or commercialization of product candidates, or could require or result in litigation or arbitration, which would be time-consuming and expensive and would have a material adverse effect on our business, financial condition and results of operations.

      Any corporate partners we have may develop, either alone or with others, products that compete with the development and marketing of our products. Competing products, either developed by the corporate partners or to which the corporate partners have rights, may result in their withdrawal of support with respect to all or a portion of our technology, which would have a material adverse effect on our business, financial condition and results of operations.

If we cannot successfully develop a marketing and sales force or maintain suitable arrangements with third parties to market and sell our products, our ability to deliver products may be impaired.

      We currently have no experience in marketing or selling pharmaceutical products. In order to achieve commercial success for any approved product, we must either develop a marketing and sales force or, where appropriate or permissible, enter into arrangements with third parties to market and sell our products. We might not be successful in developing marketing and sales capabilities. Further, we may not be able to enter into marketing and sales agreements with others on acceptable terms, and any such arrangements, if entered into, may be terminated. If we develop our own marketing and sales capability, it will compete with other companies that currently have experienced, well funded and larger marketing and sales operations. To the extent that we enter into co-promotion or other sales and marketing arrangements with other companies, revenues will depend on the efforts of others, which may not be successful.

If we cannot successfully form and maintain suitable arrangements with third parties for the manufacturing of the products we may develop, our ability to develop or deliver products may be impaired.

      We have no experience in manufacturing products and do not have manufacturing facilities. Consequently, we are dependent on contract manufacturers for the production of products for development and commercial purposes. The manufacture of our products for clinical trials and commercial purposes is subject to cGMP regulations promulgated by the FDA. In the event that we are unable to obtain or retain third-party manufacturing for our products, we will not be able to commercialize such products as planned. We may not be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures comply with cGMP and other regulatory requirements. Our current dependence upon others for the manufacture of our products may adversely affect our profit margin, if any, on the sale of future products and our ability to develop and deliver such products on a timely and competitive basis.

If we are not able to protect the proprietary rights that are critical to our success, the development and any possible sales of our product candidates could suffer and competitors could force our products completely out of the market.

      Our success will depend on our ability to obtain patent protection for our products, preserve our trade secrets, prevent third parties from infringing upon our proprietary rights and operate without infringing upon the proprietary rights of others, both in the United States and abroad.

      The degree of patent protection afforded to pharmaceutical inventions is uncertain and our potential products are subject to this uncertainty. Competitors may develop competitive products outside the protection that may be afforded by the claims of our patents. We are aware that other parties have been issued patents and have filed patent applications in the United States and foreign countries with respect to other agents that have an effect on A.G.E.s. or the formation of A.G.E. crosslinks. In addition, although we have several patent applications pending to protect proprietary technology and potential products, these patents may not be issued, and the claims of any patents, which do issue, may not provide significant protection of our technology or products. In addition, we may not enjoy any patent protection beyond the expiration dates of our currently issued patents.

      We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to maintain, develop and expand our competitive position, which we seek to protect, in part, by confidentiality agreements with our corporate partners, collaborators, employees and consultants. We also have invention or patent assignment agreements with our employees and certain, but not all, corporate partners and consultants. Relevant inventions may be developed by a person not bound by an invention assignment agreement. Binding agreements may be breached, and we may not have adequate remedies for such breach. In addition, our trade secrets may become known to or be independently discovered by competitors.

If we fail to obtain regulatory approvals for our products, the commercial use of our products will be limited.

      Our research, pre-clinical testing and clinical trials of our product candidates are, and the manufacturing and marketing of our products will be, subject to extensive and rigorous regulation by numerous governmental authorities in the United States and in other countries where we intend to test and market our product candidates.

      Prior to marketing, any product we develop must undergo an extensive regulatory approval process. This regulatory process, which includes pre-clinical testing and clinical trials and may include post-marketing surveillance of each compound to establish its safety and efficacy, can take many years and can require the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities is susceptible to varying interpretations that could delay, limit or prevent regulatory approval. In addition, we may encounter delays or rejections based upon changes in FDA policy for drug approval during the period of product development and FDA regulatory review of each submitted NDA. We may encounter similar delays in foreign countries. We may not obtain regulatory approval for the drugs we develop. Moreover, regulatory approval may entail limitations on the indicated uses of the drug. Further, even if we obtain regulatory approval, a marketed drug and its manufacturer are subject to continuing review and discovery of previously unknown problems with a product or manufacturer which may have adverse effects on our business, financial condition and results of operations, including withdrawal of the product from the market. Violations of regulatory requirements at any stage, including pre-clinical testing, clinical trials, the approval process or post-approval, may result in various adverse consequences, including the FDA’s delay in approving, or its refusal to approve a product, withdrawal of an approved product from the market and the imposition of criminal penalties against the manufacturer and NDA holder. None of our products has been approved for commercialization in the United States or elsewhere. We may not be able to obtain FDA approval for any products. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested will delay or preclude our licensees or marketing partners from marketing our products or limit the commercial use of such products and will have a material adverse effect on our business, financial condition and results of operations.

If we are not able to compete successfully with other companies in the development and marketing of cures and therapies for cardiovascular diseases, diabetes and the other conditions for which we seek to develop products, we may not be able to continue our operations.

      We are engaged in pharmaceutical fields characterized by extensive research efforts and rapid technological progress. Many established pharmaceutical and biotechnology companies with resources greater than ours are attempting to develop products that would be competitive with our products. Other companies may succeed in developing products that are safer, more efficacious or less costly than any we may develop and may also be more successful than us in production and marketing. Rapid technological development by others may result in our products becoming obsolete before we recover a significant portion of the research, development or commercialization expenses incurred with respect to those products.

      Certain technologies under development by other pharmaceutical companies could result in better treatments for cardiovascular disease, or diabetes and its related complications. Several large companies have initiated or expanded research, development and licensing efforts to build pharmaceutical franchises focusing on these medical conditions. It is possible that one or more of these initiatives may reduce or eliminate the market for some of our products. In addition, other companies have initiated research in the inhibition or crosslink breaking of A.G.E.s.

If governments and third-party payers continue their efforts to contain or decrease the costs of healthcare, we may not be able to commercialize our products successfully.

      In certain foreign markets, pricing and/or profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be federal and state initiatives to control and/or reduce pharmaceutical expenditures. In addition, increasing emphasis on managed care in the United States will continue to put pressure on pharmaceutical pricing. Cost control initiatives could decrease the price that we receive for any products we may develop and sell in the future and have a material adverse effect on our business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on our corporate partners, our ability to commercialize our products may be adversely affected. Our ability to commercialize pharmaceutical products may depend, in part, on the extent to which reimbursement for the products will be available from government health administration authorities, private health insurers and other third-party payers. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and third-party payers, including Medicare, are increasingly challenging the prices charged for medical products and services. Third-party insurance coverage may not be available to patients for any products developed by us. Government and other third-party payers are attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. If adequate coverage and reimbursement levels are not provided by government and other third-party payers for our products, the market acceptance of these products would be adversely affected.

If the users of the products we develop claim that our products have harmed them, we may be subject to costly and damaging product liability litigation, which could have a material adverse effect on our business, financial conditions and results of operations.

      The use of any of our potential products in clinical trials and the sale of any approved products, including the testing and commercialization of alagebrium or other compounds, expose us to liability claims resulting from the use of products or product candidates. Claims could be made directly by participants in our clinical trials, consumers, pharmaceutical companies or others. We maintain product liability insurance coverage for claims arising from the use of our products in clinical trials. However, coverage is becoming increasingly expensive, and we may not be able to maintain or acquire insurance at a reasonable cost or in sufficient amounts to protect us against losses due to liability that could have a material adverse effect on our business, financial conditions and results of operations. We may not be able to obtain commercially reasonable product liability insurance for any product approved for marketing in the future, and insurance coverage and our resources may not be sufficient to satisfy any liability resulting from product liability claims. A successful product liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to attract and retain the key personnel on whom our success depends, our product development, marketing and commercialization plans could suffer.

      We are highly dependent on the principal members of our management and scientific staff. The loss of services of any of these personnel could impede the achievement of our development objectives. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to our success. We may not be able to attract and retain personnel on acceptable terms given the competition between pharmaceutical and healthcare companies, universities and non-profit research institutions for experienced scientists. In addition, we rely on consultants to assist us in formulating our research and development strategy. All of our consultants are employed outside of us and may have commitments to or consulting or advisory contracts with other entities that may limit their availability to us.

We are offering the common stock on a “best efforts” basis and we cannot be certain that we will raise the full amount contemplated in this offering.

      The closing of this offering is not conditioned on the sale of all of the shares offered hereby, and we may sell all or any portion of such shares. Specifically, we may not sell the Additional Shares. Accordingly, we cannot be certain of the number of shares that will be purchased by investors.

LEGAL MATTERS

      Stevens & Lee, P.C., Princeton, New Jersey, will pass upon the validity of the common stock offered hereby and other legal matters on behalf of Alteon Inc.

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11,200,000 Shares

ALTEON INC.

Common Stock

June 28, 2004